Filed by Strathcona Resources Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: MEG Energy Corp.

Commission File No. 132-00001

News Release

Strathcona Resources Ltd. Announces Intention to Commence Take-Over Bid to Acquire MEG Energy Corp.

Calgary, Alberta (May 15, 2025) – Strathcona Resources Ltd. ("Strathcona") announced today that it intends to commence a take-over bid for MEG Energy Corp. (TSX:MEG) ("MEG"), pursuant to which Strathcona will offer (the "Offer") to acquire all of the issued and outstanding common shares of MEG ("MEG Shares"), not already owned by Strathcona or its affiliates, for 0.62 of a common share of Strathcona ("Strathcona Shares") and $4.10 in cash per MEG Share. Based on the closing share price of the Strathcona Shares on the Toronto Stock Exchange (the "TSX") on May 15, 2025, the Offer represents total consideration of $23.27 per MEG Share (82.4% Strathcona Shares and 17.6% cash), reflecting a 9.3% premium based on the closing price of the MEG Shares on the TSX on May 15, 2025.

The Offer will not be subject to any financing condition, with the cash consideration payable under the Offer expected to be funded pursuant to a bridge financing commitment from a syndicate of lenders (the "Bridge Financing Commitment"), subject to the terms and conditions of such financing. At the time the Offer is commenced, Waterous Energy Fund ("WEF"), currently the holder of 79.6% of the Strathcona Shares, intends to, through Waterous Energy Fund III ("WEF III"), commit to further increase its investment in Strathcona and subscribe for an additional 21.4 million Strathcona Shares through the use of subscription receipts.

Upon completion of the Offer, Strathcona expects to have approximately 379 million Strathcona Shares outstanding and approximately $1.5 billion in net debt1. The combined business is expected to be owned approximately 56.5% by existing holders of Strathcona Shares ("Strathcona Shareholders"), approximately 37.8% by existing holders of MEG Shares ("MEG Shareholders") and approximately 5.6% by WEF III. WEF is expected to hold a combined approximately 51% ownership position, inclusive of its existing Strathcona Shares and those expected to be issued to WEF III pursuant to the WEF III Equity Investment (as defined below).

Strategic Rationale for the Offer

•	Complementary, High-Quality Assets of Scale: The combination of Strathcona and MEG would unify two 100+ Mbbls/d heavy oil "pure plays" with near identical netbacks and reserve life indexes, both focused on SAGD oil sands development. The combination would create Canada's fifth largest oil producer and fourth largest SAGD producer, with among the largest proved oil reserves in North America. The combined business is expected to possess the scale and balance sheet metrics required to achieve an investment grade credit rating.

•	Significant Accretion for Both MEG and Strathcona Shareholders: The combination of Strathcona and MEG is expected to provide significant accretion per share to both MEG Shareholders and Strathcona Shareholders on key metrics, including funds flow per share, funds flow less sustaining capital expenditures per share, net asset value per share and production per share, while being leverage neutral to current MEG Shareholders.

•	Meaningful and Achievable Synergies: Strathcona has identified $175 million in annual synergy opportunities, including $50 million in overhead reduction opportunities, $25 million in interest savings opportunities and $100 million in operating synergy opportunities ($75 million in capital expenditures and $25 million in operating costs). The PV-10 of the aggregate operating synergy opportunities is estimated at greater than $2.50/Strathcona Share, based on proved (1P) and proved plus probable (2P) reserves.

1 A non-GAAP financial measure which does not have a standardized meaning prescribed by the IFRS® Accounting Standards (the "Accounting Standards"). See the "Non-GAAP Financial Measures and Ratios" section of this news release.

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MEG Shareholders and Strathcona Shareholders are encouraged to review a presentation describing the benefits of the Offer, which has been posted on Strathcona's website at www.strathconaresources.com/investors/#presentations.

Background to the Offer

During the first and second quarters of 2025, Strathcona acquired approximately 23.4 million MEG Shares through open market purchases, representing approximately 9.20% of the issued and outstanding MEG Shares as of May 5, 2025 or approximately 9.98% assuming completion in full of MEG's current normal course issuer bid.

On April 28, 2025, Strathcona made a formal written combination proposal to the board of directors of MEG (the "MEG Board"), with the same consideration as the Offer. On May 13, 2025, the chairman of the MEG Board responded and indicated that the MEG Board was not interested in pursuing a combination with Strathcona.

Strathcona respects the MEG Board's right to dismiss any offer made for MEG, and it has no reason to believe that its decision to dismiss Strathcona's proposal was not made in good faith based on its view of what is best for MEG Shareholders. However, Strathcona believes the benefits of a combination of Strathcona and MEG are significant enough that MEG Shareholders should have the opportunity to decide for themselves.

Strathcona expects to file the formal offer to purchase and take-over bid circular for the Offer in the next two weeks.

Strathcona remains ready and willing to engage with the MEG Board regarding a strategic combination. To the extent the MEG Board determines it to be prudent, as the second largest MEG Shareholder, Strathcona would also support a strategic alternatives process for MEG to determine if a superior transaction is available. Strathcona would be willing to participate constructively and in good faith in such a process, including signing a mutual confidentiality agreement to share non-public information, provided it is not required to sign a standstill agreement.

Approvals

The Offer has been unanimously approved by the Board of Directors of Strathcona.

Offer Details

Full details of the Offer will be included in the formal offer to purchase and take-over bid circular, which will be filed with the applicable Canadian securities regulatory authorities and available under MEG's profile on SEDAR+ at www.sedarplus.ca. Strathcona will request a list of securityholders from MEG at the commencement of the Offer and expects to mail the formal offer to purchase and take-over bid circular to MEG Shareholders as soon as practicable, and in any event within two business days, after receipt of such list. In connection with the Offer, Strathcona expects to file relevant materials with the U.S. Securities and Exchange Commission (the "SEC"), including a registration statement on Form F-10 (a "Registration Statement") under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), which will include the formal offer to purchase and take-over bid circular and other documents related to the Offer.

The Offer will be open for acceptance for at least 105 days following the commencement of the Offer, unless the Offer is extended, accelerated or withdrawn by Strathcona in accordance with its terms and applicable law. The Offer is intended to constitute a "Permitted Bid" for purposes of MEG's shareholder rights plan (the "Shareholder Rights Plan"), which was most recently approved by MEG Shareholders on May 1, 2023.

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The Offer is expected to be subject to the satisfaction or, where permitted, waiver of certain conditions, including, without limitation: (a) there having been validly deposited under the Offer and not withdrawn more than 50% of the outstanding MEG Shares (and associated rights under the Shareholder Rights Plan), excluding any MEG Shares beneficially owned, or over which control or direction is exercised, by Strathcona or by any person acting jointly or in concert with Strathcona, which condition cannot be waived by Strathcona; (b) there having been validly deposited under the Offer and not withdrawn MEG Shares (and associated rights under the Shareholder Rights Plan) which represent, together with the MEG Shares held by Strathcona, at least 66⅔% of the outstanding MEG Shares (on a fully-diluted basis); (c) no material adverse change having occurred in respect of the business, affairs, assets, operations or prospects of MEG; (d) all required governmental, regulatory and stock exchange approvals, or expiry, waiver or termination of any waiting or suspension period imposed, with respect to the Offer, including, without limitation, pursuant to the Competition Act (Canada) and the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the approval of the TSX with respect to the issuance and listing of the Strathcona Shares issuable pursuant to the Offer, having been obtained; (e) the Registration Statement having become effective under the U.S. Securities Act and not becoming subject to a stop order or a proceeding seeking a stop order; (f) MEG not having taken certain actions that could reasonably be expected to reduce the anticipated economic value to Strathcona of the Offer or impair the ability of Strathcona to proceed with the Offer; (g) Strathcona having obtained the requisite approval of the Strathcona Shareholders with respect to the issuance of the Strathcona Shares under the Offer pursuant to the rules of the TSX; and (h) other customary conditions. The Offer will not be subject to any due diligence or financing conditions, including in respect of the Bridge Financing Commitment or the WEF III Equity Investment.

Subject to TSX approval, Strathcona expects to obtain the requisite approval of Strathcona Shareholders with respect to the issuance of Strathcona Shares pursuant to the Offer by delivery of a written consent of WEF, which holds approximately 79.6% of the issued and outstanding Strathcona Shares as of the date hereof.

If the conditions of the Offer are satisfied or, where permitted, waived at the expiry time of the Offer and Strathcona takes up and pays for the MEG Shares validly deposited under the Offer, Strathcona intends to acquire any MEG Shares not deposited under the Offer through a compulsory acquisition pursuant to the Business Corporations Act (Alberta), if available, or to propose an amalgamation, statutory arrangement or other transaction for the purpose of MEG becoming, directly or indirectly, a wholly-owned subsidiary or affiliate of Strathcona, in each case for consideration per Common Share at least equal in value to and in the same form as the consideration paid by Strathcona per Common Share under the Offer. The exact timing and details of any such transaction will depend upon a number of factors, including, without limitation, the number of MEG Shares acquired pursuant to the Offer.

This news release is not a substitute for the Registration Statement, the formal offer to purchase and take-over bid circular or any other relevant documents filed with the applicable Canadian securities regulatory authorities or the SEC. MEG Shareholders and other interested parties are urged to read the Registration Statement, the formal offer to purchase and take-over bid circular, all documents incorporated by reference therein, all other applicable documents and any amendments or supplements to any such documents when they become available, because they will contain important information about Strathcona, MEG and the Offer. When they become available, the Registration Statement, formal offer to purchase and take-over bid circular and other materials filed by Strathcona with the SEC will be available electronically without charge at the SEC's website at www.sec.gov. When available, the Registration Statement, formal offer to purchase and take-over bid circular, documents incorporated by reference therein and other relevant documents may also be obtained on request without charge from Strathcona by email at info@strathconaresources.com or by phone at (403) 930-3000 or Laurel Hill Advisory Group, the information agent for the Offer, by email at assistance@laurelhill.com or by phone at 1-877-452-7184 (Toll-Free), and will also be available electronically at www.sedarplus.ca

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Readers are cautioned that Strathcona may determine, in its sole discretion, not to make the Offer if: (a) MEG implements or attempts to implement defensive tactics in relation to the Offer; (b) Strathcona discovers or otherwise identifies information suggesting that the business, affairs, assets, operations or prospects of MEG have been impaired or discovers or otherwise identifies other undisclosed material adverse information concerning MEG; (c) MEG determines to engage with Strathcona to negotiate the terms of a combination transaction and MEG and Strathcona determine to undertake that transaction utilizing a structure other than a take-over bid, such as an arrangement; or (d) a material adverse change has occurred in the business, affairs, assets, operations or prospects of MEG prior to commencement of the Offer. Accordingly, there can be no assurance that the Offer will be made or that the final terms of the Offer will be as set out in this news release.

WEF III Equity Investment Details

In connection with the Offer being formally made, WEF III intends to subscribe for and commit to purchase 21.4 million subscription receipts of Strathcona ("Strathcona Subscription Receipts") representing approximately, but not equal to or greater than, 10% of the Strathcona Shares issued and outstanding immediately prior to the commencement of the Offer (the "WEF III Equity Investment").

The subscription price of the Strathcona Subscription Receipts and other terms and conditions of the WEF III Equity Investment will be determined prior to commencement of the Offer in accordance with the rules of the TSX, through negotiations between WEF III and a special committee comprised of independent directors of Strathcona (the "Special Committee") that has been established in connection with the WEF III Equity Investment. Strathcona expects that the subscription price for the Strathcona Subscription Receipts under the WEF III Equity Investment will be determined in accordance with the rules of the TSX with reference to the five-day volume weighted average price of the Strathcona Shares on the TSX prior to the date of commencement of the Offer.

Each Strathcona Subscription Receipt is expected to entitle WEF III to receive, automatically upon the take-up of MEG Shares deposited under the initial deposit period for the Offer, one Strathcona Share.

The proceeds of the WEF III Equity Investment will be held in escrow by a subscription receipt agent and released to, or at the direction of, Strathcona concurrently upon Strathcona taking up MEG Shares at the expiration of the initial deposit period for the Offer, and will be used by Strathcona to reduce a portion of the amount committed under the Bridge Financing Commitment. In the event that Strathcona withdraws or terminates the Offer and has not entered into a definitive agreement to acquire MEG, the proceeds of the WEF III Equity Investment will be returned to WEF III.

The completion of the WEF III Equity Investment will be subject to the satisfaction or waiver of certain customary conditions to be negotiated by the Special Committee and WEF III and is expected to be completed no later than 45 days from the commencement of the Offer. The Offer will not be conditional on the closing of the WEF III Equity Investment.

Advisors

Scotiabank and TD Securities are acting as exclusive financial advisors to Strathcona in connection with the Offer. Blake, Cassels & Graydon LLP and Skadden, Arps, Slate, Meagher & Flom LLP are acting as legal counsel to Strathcona in connection with the Offer. The Special Committee has engaged Torys LLP to act as its legal counsel in connection with the WEF III Equity Investment.

Strathcona has also engaged Laurel Hill Advisory Group to act as strategic communications advisor and information agent in connection with the Offer. MEG Shareholders may contact Laurel Hill Advisory Group by email at assistance@laurelhill.com or by phone at 1-877-452-7184 (Toll-Free).

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About Strathcona

Strathcona is one of North America's fastest growing oil producers with operations focused on thermal oil and enhanced oil recovery. Strathcona is built on an innovative approach to growth achieved through the consolidation and development of long-life oil and gas assets. The Strathcona Shares are listed on the Toronto Stock Exchange (TSX: SCR).

For more information, please contact:

Investor inquiries: info@strathconaresources.com

Media inquiries: communications@strathconaresources.com

Website addresses are provided for informational purposes only and no information contained on, or accessible from, such websites is incorporated by reference in this news release unless expressly incorporated by reference.

No Offer or Solicitation

This news release is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The Offer to acquire MEG Shares and issue Strathcona Shares in connection therewith will be made solely by, and subject to the terms and conditions set out in, the formal offer to purchase and take-over bid circular and accompanying letter of transmittal and notice of guaranteed delivery. The formal offer to purchase and take-over bid circular will contain important information about the Offer and should be read in its entirety by MEG Shareholders.

Cautionary Statement Respecting Information of MEG

Strathcona has not had access to the non-public books and records of MEG and Strathcona is not in a position to independently assess or verify certain of the information in MEG's publicly filed documents, including its financial statements and reserves disclosures. MEG has not reviewed this news release and has not confirmed the accuracy and completeness of the information in respect of MEG contained herein. As a result, all information regarding MEG included herein has been taken from, or is based upon, publicly available information filed by MEG with the applicable securities regulatory authorities in Canada prior to the date hereof and other public sources. While Strathcona has no reason to believe that such publicly available information is inaccurate or incomplete, or contains any untrue statement of a material fact or omits to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, Strathcona does not assume any responsibility for the accuracy or completeness of any such information or for any failure by MEG to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Strathcona.

Production and Reserves Information

MEG's oil and gas reserves and Strathcona's oil and gas reserves estimates have been prepared in accordance with National Instrument 51-101 – Standards for Disclosure for Oil and Gas Activities ("NI 51-101"), which prescribes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities that differ from the oil and gas disclosure standards of the SEC under Subpart 1200 of Regulation S-K. NI 51-101 permits oil and gas issuers, in their filings with the applicable securities regulatory authorities in Canada, to disclose proved, probable and possible reserves, and to disclose reserves and production on a gross basis before deducting royalties. The SEC definitions of proved and probable reserves are different than the definitions contained in NI 51-101. Therefore, MEG's and Strathcona's proved and probable reserves may not be comparable to those disclosed by U.S. companies in reports filed with the SEC. Moreover, as permitted by NI 51-101, Strathcona has determined and disclosed its reserves and the related net present value of future net revenue from its reserves in its NI 51-101 compliant reserves disclosure using forecast prices and costs. In contrast, the SEC requires that reserves and related future net revenue be estimated based on historical 12-month average prices rather than forecast prices, but permits the optional disclosure of revenue estimates based on different price and cost criteria, including standardized future prices or management's own forecasts. Consequently, the oil and gas reserves estimates of MEG and Strathcona that are prepared in accordance with NI 51-101 are not comparable to oil and gas reserve estimates provided by U.S. companies in their filings with the SEC.

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All production is presented on a gross basis (as defined in NI 51-101) unless otherwise stated.

Oil and Gas Metrics

This news release contains metrics commonly used in the crude oil and natural gas industry, including "net asset value per share" and "reserves life index". These terms do not have a standardized meaning and may not be comparable to similar measures presented by other companies, and therefore should not be used to make such comparisons. Readers are cautioned as to the reliability of oil and gas metrics used in this news release. Management of Strathcona uses these oil and gas metrics for its own performance measurements and to provide investors with measures to compare Strathcona's projected performance over time; however, such measures are not reliable indicators of Strathcona's future performance, which may not compare to Strathcona's performance in previous periods, and therefore should not be unduly relied upon.

Non-GAAP Financial Measures and Ratios

This news release makes reference to certain financial measures and ratios that are not recognized measures under generally accepted accounting principles ("GAAP") and do not have a standardized meaning prescribed by the Accounting Standards. Non-GAAP financial measures and ratios are used internally by management to assess the performance of Strathcona. They also provide investors with meaningful metrics to assess Strathcona's performance compared to other companies in the same industry. However, Strathcona's use of these terms may not be comparable to similarly defined measures presented by other companies. Readers are cautioned that these measures should not be construed as an alternative to financial measures determined in accordance with GAAP and these measures should not be considered to be more meaningful than GAAP measures in evaluating the Strathcona's performance.

"Net Debt" and "Net Debt (Post Montney Disposition and HRT Acquisition)" are used by management to analyze leverage and liquidity. Net Debt is calculated as debt less cash and cash equivalents. Net Debt (Post Montney Disposition and HRT Acquisition) reflects Net Debt after giving effect to the disposition of Strathcona's Montney assets and the acquisition by Strathcona of the Hardisty Rail Terminal. The following table summarizes the Net Debt and Net Debt (Post Montney Disposition and HRT Acquisition), as applicable, of Strathcona, MEG and the combined business as at March 31, 2025:

	As at March 31, 2025
($ millions)	Strathcona	MEG	Combined Company
Debt	2,899	857	3,756
Cash and cash equivalents	—	(88)	(88)
Marketable securities	(482)	—	(482)
Unamortized debt costs	21	6	27
Net Debt	2,438	775	3,213
Adjustment for Montney asset disposition(1)	(2,607)	—	(2,607)
Adjustment for HRT acquisition	45	—	45
Net Debt (Post Montney Disposition and HRT Acquisition)	(123)	775	652

(1)	Assumes cash and share disposition proceeds of $2,691.5 million are used to repay $2,607.2 million of debt and $84.3 million of other obligations as of 3/31/2025 relating to an asset-backed financing agreement pertaining to certain facility processing interests.

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Forward-Looking Information

This news release contains certain "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of applicable U.S. securities laws (collectively, "forward-looking information") and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events, and is therefore subject to risks and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking information. Often, but not always, forward-looking information can be identified by the use of forward-looking words such as "believes", "plans", "expects", "intends" and "anticipates", or variations of such words, and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information contained in this news release includes, but is not limited to, statements relating to: the expected benefits of the Offer and the combination of Strathcona and MEG, both to the MEG Shareholders and the Strathcona Shareholders; the anticipated strategic, operational and financial benefits that may result from the combination of Strathcona and MEG, including, but not limited to: the size and scale of the combined company, including the combined company's expected production and reserves; the expected per-share accretion to both MEG Shareholders and Strathcona Shareholders, including improved funds flow per share, funds flow less sustaining capital expenditures per share, net asset value per share and production per share; the expected potential cost synergies identified by Strathcona in connection with the combination of MEG and Strathcona, including the categories and amounts thereof, including with respect to overhead, interest, capital expenditures and operating costs, among others, and the related benefits thereof; the combined company achieving an investment grade credit rating; and other anticipated strategic, operational and financial benefits that may result from the combination of Strathcona and MEG; the pro forma debt of the combined company and its expected net debt to EBITDA ratio; the expected pro forma ownership of the combined company by the MEG Shareholders and the Strathcona Shareholders, including WEF and WEF III; Strathcona's intention to make the Offer, including the terms thereof, including the consideration to be offered by Strathcona thereto, and the filing of formal offer to purchase and take-over bid circular in connection therewith; the conditions that the Offer will be subject to and possible reasons that the Offer would not be made by Strathcona; Strathcona's intentions with respect to the financing of the cash consideration payable under the Offer, including the expected reduction of the Bridge Financing Commitment by virtue of the WEF III Equity Investment; expectations with respect to the terms of the WEF III Equity Investment, including the subscription price for, and other terms of, the Strathcona Subscription Receipts thereunder and the timing thereof, including the timing of completion thereof; the treatment of the proceeds of the WEF III Equity Investment; the receipt of the requisite approval of Strathcona Shareholders with respect to the issuance of Strathcona Shares pursuant to the Offer by delivery of a written consent of WEF; the filing of the Registration Statement and other materials with the SEC; Strathcona's intention to request a list of MEG's securityholders from MEG; the expected mailing of the formal offer to purchase and take-over bid circular; and Strathcona's intention to acquire any MEG Shares not deposited under the Offer through a statutory compulsory acquisition, if available, or a subsequent transaction for the purpose of MEG becoming, directly or indirectly, a wholly-owned subsidiary or affiliate of Strathcona, including the consideration expected to be offered thereunder.

Although Strathcona believes that the expectations reflected by the forward-looking information presented in this news release are reasonable, the forward-looking information is based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to Strathcona about itself and MEG and the businesses in which they operate. Information used in developing forward-looking information has been acquired from various sources, including third party consultants, suppliers and regulators, among others. The material assumptions used to develop the forward-looking information herein include, but are not limited to: the ability of Strathcona to complete the combination of Strathcona and MEG, pursuant to the Offer or otherwise, integrate Strathcona's and MEG's respective businesses and operations and realize the anticipated strategic, operational and financial benefits synergies from the acquisition of MEG by Strathcona; the conditions of the Offer will be satisfied on a timely basis in accordance with their terms; the anticipated synergies and other anticipated benefits of the Offer will be realized in a manner consistent with Strathcona's expectations; future production rates and estimates of capital and operating costs of the combined company; the combined company's reserves volumes and the net present values thereof; anticipated timing and results of capital expenditures of the combined company; MEG's public disclosure is accurate and that MEG has not failed to publicly disclose any material information respecting MEG, its business, operations, assets, material agreements or otherwise; there will be no material changes to laws and regulations adversely affecting Strathcona's or MEG's operations; and the impact of the current economic climate and financial, political and industry conditions on Strathcona's and MEG's operations will remain consistent with Strathcona's current expectations. All figures and descriptions provided in this news release related to the Offer, including with respect to the consideration payable under the Offer, the reasons for the Offer, the potential benefits to the MEG Shareholders and expected pro forma effects, are based on and assume the following: (a) Strathcona's and MEG's respective dividends, liquidity, debt, credit ratings, debt costs and assets (including reserves and resources) will not change from May 15, 2025, in the case of Strathcona, and from what Strathcona has ascertained from MEG's public filings on SEDAR+ up to and including May 15, 2025, in the case of MEG, and, in the case of reserves and contingent resources, as applicable, those reported by Strathcona and MEG in their respective most recent annual information forms for the year ended December 31, 2024; (b) approximately 254.4 million MEG Shares will be issued and outstanding immediately prior to the date of the Offer and 2.6 million MEG Shares will be issuable pursuant to the exercise, exchange or conversion, as applicable, of the securities of MEG that are exercisable or exchangeable for or convertible into MEG Shares (other than rights under the Shareholder Rights Plan) outstanding immediately prior to the date of the Offer; (c) that all of the MEG Shares will be deposited under the Offer pursuant to the terms thereof or acquired by Strathcona pursuant to a statutory compulsory acquisition, if available, or a subsequent transaction for the purpose of MEG becoming, directly or indirectly, a wholly-owned subsidiary or affiliate of Strathcona; and (d) no other MEG Shares or Strathcona Shares will be issued before the successful completion of the Offer. Assumptions have also been made with respect to future oil and gas prices, differentials and future foreign exchange and interest rates. Although Strathcona believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking information herein will prove to be accurate.

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Because actual results or outcomes could differ materially from those expressed in any forward-looking information, readers should not place undue reliance on any such forward-looking information. By its nature, forward-looking information is based on assumptions and involves known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. In particular, there are certain risks related to the consummation of the Offer and the combination of Strathcona and MEG, and the business and operations of MEG and Strathcona (including the business and operations that are currently being conducted and undertaken by Strathcona and those that are expected to be conducted and undertaken by Strathcona upon consummation of the Offer) including, but not limited to: changes in general economic conditions in Canada, the United States and elsewhere; changes in operating conditions (including as a result of weather patterns); the volatility of prices for oil and natural gas and other commodities; commodity supply and demand; fluctuations in foreign exchange and interest rates; changes or proposed changes in applicable tariff rates; availability of financial resources and/or third-party financing; availability of equipment, materials and personnel; defaults by counterparties under commercial arrangements to which MEG or Strathcona (or any of their respective subsidiaries) is a party; an inability to procure regulatory approvals in a timely manner or on terms satisfactory to Strathcona; new or changing laws and regulations (domestic and foreign); the risk of failure to satisfy the conditions to the Offer; and the risk that the anticipated synergies and other benefits of the Offer may not be realized. In addition, readers are cautioned that the actual results of Strathcona following the successful completion of the Offer may differ materially from the expectations expressed herein as a result of a number of additional risks and uncertainties. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Strathcona. Strathcona's annual information form for the year ended December 31, 2024 and other documents filed by Strathcona with the applicable Canadian securities regulatory authorities (available under Strathcona's profile on SEDAR+ at www.sedarplus.ca) further describe risks, material assumptions and other factors that could influence actual results.

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This news release contains information that may constitute a financial outlook about the prospective financial performance, financial position or cash flows of the company resulting from the combination of Strathcona and MEG, all of which is subject to the same assumptions, risk factors, limitations and qualifications as set forth above. Any financial outlook included in this news release has been prepared by, and is the responsibility of, management of Strathcona. Readers are cautioned that the assumptions used in the preparation of such financial outlook, although considered reasonable, and reflecting the best estimates and judgments and assumptions that are reasonable in the circumstances, at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on such financial outlook. The actual results, performance and achievements of the combined company could differ materially from those expressed in, or implied by, such financial outlook. Strathcona has included such financial outlook in order to provide readers with a more complete perspective on the combined company's future operations and management's current expectations relating to the combined company's future performance following completion of the Offer. Readers are cautioned that such information may not be appropriate for other purposes. Management approved the financial outlook contained herein as of the date of this news release.

The forward-looking information contained in this news release is provided as of the date hereof and Strathcona does not undertake any obligation to update or to revise any of the forward-looking information included herein, except as required by applicable securities laws. The forward-looking information contained in this news release is expressly qualified by this cautionary statement.

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